News Release

RESIN SYSTEMS UPDATES STATUS OF DISTRIBUTION AND REPRESENTATION AGREEMENTS

Edmonton, Alberta, March 9, 2005: Resin Systems Inc. ("RSI") (RS - TSX Venture / RSSYF - OTCBB), a technology company, and its operating division, RS Technologies ("RS"), today announced an update in the status of the distribution and representation agreements which RS has entered into with EECOL Electric Inc. ("EECOL Electric"), the material terms of which were outlined in RSI's news release dated August 20, 2004, and other distributors.

RS has not supplied EECOL Electric with any of the 3,000 composite utility poles which it agreed to supply prior to December 31, 2004 pursuant to the terms of the distribution and representation agreement with EECOL Electric.  RS is currently in discussions with EECOL Electric to renegotiate the terms of the distribution and representation agreement.  RS is also in discussions to renegotiate the terms of the distribution and representation agreements which it has entered into with other distributors.

Since it entered into the agreements, RSI revised its business plan to focus on the transmission utility pole market as compared to the distribution utility pole market which RSI originally intended to focus on and which was the rationale for entering into the distribution and representation agreements.  RSI's change in market focus was based on RSI's determination that RSI's superior strength RStandard™ utility poles and proprietary modular design were best suited for the transmission utility pole market sector, which sector prefers dealing directly with the manufacturers of transmission poles as compared to dealing with distribution companies.  RSI's focus on the transmission utility pole market has virtually eliminated RSI's need to supply distribution companies with its RStandard™ modular composite transmission utility pole.  Rather, RSI intends to focus its business on directly servicing end-user utility company customers and only intends to stock distributors with its RStandard™ transmission utility poles on an individual, as requested, purchase order basis.

RSI is pleased to announce the appointment of Susan Bannerman, C.G.A., as Controller of RSI.  Ms. Bannerman has more than 15 years experience in financial management and reporting.  Ms. Bannerman replaces Keith Gerrard who has left RSI to pursue a private accounting practice.

RSI is a composite materials technology company which has commercialized a proprietary RStandard™ modular composite utility pole for sale to power utility companies.  In addition, RSI is actively engaged in the further development and commercialization of its Version® resins and related products for worldwide composite material applications.

For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.